SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D/A3

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                             RIVIERA HOLDINGS CORPORATION
                                   (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of Class of Securities)


                                  769627100
                                (CUSIP Number)

                                EDWIN H. MORGENS
                               10 EAST 50TH STREET
                            NEW YORK, NEW YORK  10022
                                (212) 705-0500

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                              February 23, 1998
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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      Item 1 is hereby amended and restated as follows:

ITEM 1.  SECURITY AND ISSUER.

      This amendment no. 3 (Amendment No. 3) amends the statement on
Schedule 13D (the Statement) filed on July 12, 1993 with the Securities and Exchange Commission (the Commission), as amended by amendment no. 1 filed with the Commission on April 10, 1997 ("Amendment No. 1") and by amendment no. 2 filed with the Commission on October 20, 1997 ("Amendment No. 2"), by persons named in Item 2 of the Statement (the "Reporting Persons"), relating to the common stock, par value $.001 per share (Common Stock), of Riviera Holdings Corporation, a Nevada corporation (the Issuer). The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

      Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported.

*     *     *     *     *

      Item 6 is hereby amended and restated as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the issuer, except to the extent as previously reported and as described in the following paragraphs of this Item 6.

      On April 1, 1997, Waterfall, on behalf of Morgens Waterfall and the Reporting Persons issued a letter and accompanying attachments (collectively, the "Letter") stating, among other things, that subject to the terms and conditions set forth in the Letter, such Reporting Persons are willing to offer to Allen Paulson, or to an entity he controls, an option to purchase the Reporting Persons' respective ownership interests in the Issuer and in Elsinore Corporation, a Nevada corporation ("Elsinore").

      On September 15, 1997, Morgens Waterfall and the Reporting Persons entered into such option agreement (the "Option Agreement") as set forth in the Letter and granted to R&E Gaming Corp., a Delaware Corporation ("Gaming"), an irrevocable option to purchase the Reporting Persons' respective ownership interests in the Issuer and in Elsinore.

      Concurrently with the execution and delivery of the Option Agreement, Gaming entered into an Agreement and Plan of Merger with Riviera Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Gaming ("Acquisition Sub"), and the Issuer, pursuant to which Acquisition Sub shall merge with and into the Issuer upon the terms and conditions set forth therein.



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      In a letter dated February 23, 1998, Elsinore was notified by Gaming that it is reserving the right not to proceed with its acquisition of Elsinore and is demanding a return of payments previously made in respect of the acquisition agreements. As the grounds for its position, Gaming is alleging that certain controlling shareholders of Elsinore made misrepresentations to Gaming in connection with the proposed acquisition. Elsinore has been informed that such shareholders have responded to Gaming with a specific rejection of those allegations. In connection with these events, Gaming is seeking additional information from the Issuer and the Reporting Persons to determine its position with respect to its proposed acquisition of the Issuer.


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SIGNATURES

       After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

                                    The Reporting Persons listed herein


                                         s/Bruce Waterfall
Dated:  March 12, 1998              By: ___________________________________
                                        John C. Bruce Waterfall, on his
                                        own behalf and as attorney-in-fact
                                        for each of the other Reporting
                                        Persons







































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